SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended: **December 31, 2004** Commission File Number: **1-1687**

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll and Benefits, and HRIS of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan
(Name of Plan)

Date June 27, 2005

G. T. Welsh, Director, Payroll, Benefits, and HRIS of PPG Industries, Inc. and Administrator of the Plan

PPG Industries Employee Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedules for the Year Ended December 31, 2004, and Report of Independent Registered Public Accounting Firm

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PPG Industries Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2005

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

ASSETS	Notes	Participant Directed	Non-Participant Directed	Total
INVESTMENTS:	1			
PPG Industries, Inc. common stock (at $68.16 per share):				
Allocated shares—17,134,353		$ 332,418,109	$ 835,459,391	$ 1,167,877,500
Unallocated shares—1,536,722	4	-	104,742,972	104,742,972
Mutual funds		499,107,952	-	499,107,952
S&P 500 Index Common Collective Trust		211,119,709	-	211,119,709
Stable Value Pool	3	680,265,517	-	680,265,517
International Equity Pool		20,453,525	-	20,453,525
Money market funds		14,655,418	110,194	14,765,612
Interest bearing cash		702,958	-	702,958
Loans to participants-net	2	46,447,320	-	46,447,320
Total investments		1,805,170,508	940,312,557	2,745,483,065
RECEIVABLES:				
Employer		-	42,887	42,887
Employee		99,277	-	99,277
Security sales pending settlement		8,624,636	-	8,624,636
Interest and dividends		461,327	7,486	468,813
Interfund transfer		3,302,666	-	3,302,666
Total receivables		12,487,906	50,373	12,538,279
Total assets		1,817,658,414	940,362,930	2,758,021,344
LIABILITIES				
ESOP LOANS	4	-	45,607,951	45,607,951
INTERFUND TRANSFER		3,302,666	-	3,302,666
SECURITY PURCHASES PENDING SETTLEMENT		21,966,873	-	21,966,873
OTHER LIABILITIES		117,472	-	117,472
Total liabilities		25,387,011	45,607,951	70,994,962
NET ASSETS AVAILABLE FOR BENEFITS		$ 1,792,271,403	$ 894,754,979	$ 2,687,026,382

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003

ASSETS	Notes	Participant Directed	Non-Participant Directed	Total
INVESTMENTS:	1			
PPG Industries, Inc. common stock (at $64.02 per share):				
Allocated shares—18,769,994		$ 357,577,632	$ 844,077,384	$ 1,201,655,016
Unallocated shares—2,009,007	4	-	128,616,628	128,616,628
Mutual funds		326,017,037	-	326,017,037
S&P 500 Index Common Collective Trust		226,735,867	-	226,735,867
Stable Value Pool	3	642,936,332	-	642,936,332
Money market funds		13,928,129	75,141	14,003,270
Interest bearing cash		1,257,738	-	1,257,738
Loans to participants-net	2	46,117,633	-	46,117,633
Total investments		1,614,570,368	972,769,153	2,587,339,521
RECEIVABLES:				
Employer		-	29,220	29,220
Employee		81,658	-	81,658
Security sales pending settlement		85,406,215	-	85,406,215
Interest and dividends		118,540	5,678	124,218
Interfund transfer		4,116,009	-	4,116,009
Total receivables		89,722,422	34,898	89,757,320
Total assets		1,704,292,790	972,804,051	2,677,096,841
LIABILITIES				
ESOP LOANS	4	-	58,109,951	58,109,951
INTERFUND TRANSFER		4,116,009	-	4,116,009
SECURITY PURCHASES PENDING SETTLEMENT		56,789,020	-	56,789,020
OTHER LIABILITIES		24,870	-	24,870
Total liabilities		60,929,899	58,109,951	119,039,850
NET ASSETS AVAILABLE FOR BENEFITS		$ 1,643,362,891	$ 914,694,100	$ 2,558,056,991

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS	Notes	Participant Directed	Non-Participant Directed	Total
NET INVESTMENT INCOME:				
Dividends:				
Allocated		$ 16,329,208	$ 22,620,381	$ 38,949,589
Unallocated		-	3,210,093	3,210,093
Interest		2,142,976	834,262	2,977,238
Administrative expenses		(1,196,171)	(614,174)	(1,810,345)
Net appreciation in fair value of investments		116,900,245	31,472,664	148,372,909
Net investment income		134,176,258	57,523,226	191,699,484
CONTRIBUTIONS:	2			
Employer		-	36,626,953	36,626,953
Employee		69,350,982	-	69,350,982
Total contributions		69,350,982	36,626,953	105,977,935
NET ADDITIONS		203,527,240	94,150,179	297,677,419
DEDUCTIONS				
WITHDRAWALS		121,611,064	44,193,214	165,804,278
DEEMED DISTRIBUTIONS		65,581	-	65,581
INTEREST EXPENSE	4	-	2,838,169	2,838,169
TOTAL DEDUCTIONS		121,676,645	47,031,383	168,708,028
NET INCREASE PRIOR TO FUND TRANSFERS		81,850,595	47,118,796	128,969,391
NET FUND TRANSFERS		67,057,917	(67,057,917)	-
NET INCREASE (DECREASE)		148,908,512	(19,939,121)	128,969,391
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		1,643,362,891	914,694,100	2,558,056,991
End of year		$ 1,792,271,403	$ 894,754,979	$ 2,687,026,382

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS	Notes	Participant Directed	Non-Participant Directed	Total
NET INVESTMENT INCOME:				
Dividends:				
Allocated		$ 12,203,219	$ 23,599,756	$ 35,802,975
Unallocated		-	4,381,753	4,381,753
Interest		2,457,682	818,479	3,276,161
Administrative expenses		(1,250,203)	(707,753)	(1,957,956)
Net appreciation in fair value of investments		234,654,545	195,395,957	430,050,502
Net investment income		248,065,243	223,488,192	471,553,435
CONTRIBUTIONS:	2			
Employer		-	22,817,955	22,817,955
Employee		67,275,702	-	67,275,702
Total contributions		67,275,702	22,817,955	90,093,657
NET ADDITIONS		315,340,945	246,306,147	561,647,092
DEDUCTIONS				
WITHDRAWALS		101,220,787	38,688,809	139,909,596
DEEMED DISTRIBUTIONS		2,473,000	-	2,473,000
INTEREST EXPENSE	4	-	3,401,031	3,401,031
TOTAL DEDUCTIONS		103,693,787	42,089,840	145,783,627
NET INCREASE PRIOR TO FUND TRANSFERS		211,647,158	204,216,307	415,863,465
NET FUND TRANSFERS		60,561,239	(60,561,239)	-
NET INCREASE		272,208,397	143,655,068	415,863,465
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		1,371,154,494	771,039,032	2,142,193,526
End of year		$ 1,643,362,891	$ 914,694,100	$ 2,558,056,991

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting—The financial statements of the PPG Industries Employee Savings Plan (the "Plan") are prepared on the accrual basis of accounting, except for benefits payable, which is not recorded as a liability of the Plan in accordance with the AICPA Audit and Accounting Guide, *Audits of Employee Benefit Plans*. As of December 31, 2004 and 2003, net assets available for benefits included benefits of $95,948 and $217,106, respectively, due to participants who had requested withdrawals, including loans, from the Plan as of those dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Options—Investment options available to participants for the years ended December 31, 2004 and 2003 consisted of:

At December 31, 2004:

- Fidelity Mutual Funds—Growth Company Fund, Growth & Income Fund, and the Contrafund
- Vanguard® Mutual Funds—Small Capitalization Index Fund, LifeStrategy® Income Fund, LifeStrategy® Moderate Growth Fund, and LifeStrategy® Growth Fund
- BlackRock Mutual Fund—Core Bond Total Return Fund
- PPG Stock Fund—includes employer securities and a small percentage of short-term cash investments
- S&P 500 Index Fund—a commingled pool
- International Equity Fund—a pooled separate account
- Stable Value Fund—a pooled separate account.

At December 31, 2003:

- Fidelity Mutual Funds—Growth Company Fund, Growth & Income Fund, and the Contrafund

- Conservative, Moderate and Aggressive Life Strategy Funds were Plan-specific custom funds which were only available to Plan participants, consisting of investments in some of the other fund options that closely correspond to the following pre-established asset allocations:

	Conservative	Moderate	Aggressive
S&P 500 Index Common Collective Trust	6 %	15 %	21 %
Growth Company Fund	6 %	15 %	21 %
Growth & Income Fund	6 %	15 %	21 %
Contrafund	6 %	15 %	21 %
Stable Value Pool	76 %	40 %	16 %
	100 %	100 %	100 %

- PPG Stock Fund, the S&P 500 Index Fund and the Stable Value Fund, as discussed above.

Investment Valuation—Investments are generally stated at fair value. Investments in securities traded on security exchanges and mutual funds are valued at the New York Stock Exchange ("NYSE") closing sales price on the last business day of the Plan year with the exception of the unallocated shares (shares held by the Employee Stock Ownership Plan, or "ESOP") in the PPG Stock Fund which are valued at the closing composite price, which includes trades on the NYSE, as well as the Pacific and Philadelphia exchanges. Listed securities for which no sale was reported on that date are valued at bid quotations.

The S&P 500 Index Fund is a commingled pool, managed by Barclay's Global Investors ("BGI") that primarily invests in the common stocks of the 500 companies that make up the Standard & Poor's Composite Stock Index ("S&P 500"). The fund's objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends re-invested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool was determined by BGI, and is based upon the fair value of the underlying securities held by the commingled pool.

The International Equity Fund is a pooled separate account that employs advisors with distinct but complimentary investment styles that invest primarily in foreign securities of three different institutionally managed commingled pools. The three current advisors of the fund are: The Boston Company, Capital Guardian, and Fidelity Investments. This fund is available only to Plan participants.

The Stable Value Pool is a pooled separate account, with Fidelity Management Trust Company ("FMTC") as the fund advisor, which invests in a diversified portfolio of fixed income securities such as U.S. government obligations, mortgage related and asset-backed securities, and corporate bond securities. The objective of the Stable Value Pool is to provide participants with preservation of principal and accumulated interest, book value liquidity for loans, withdrawals or transfers, and investment returns similar to intermediate bonds with less risk or volatility. The Stable Value Pool also includes constant duration synthetic investment contracts ("synthetic GICs") which guarantee specified rates of return. The Plan utilizes synthetic GICs to implement its Stable Value Fund investment offering. The use of synthetic GICs allows for control over the underlying securities in the portfolio while still being able to offer the book value liquidity for benefits to the Plan participants (benefit responsive). The book value guarantee results in a stable return and reduces the volatility normally associated with a bond fund. These contracts are valued at contract value. At December 31, 2004 and 2003, the fair value of the assets of the Stable Value Pool, which were included under such contracts, was $690,466,770 and $666,088,351, respectively. The fair value adjustment of the synthetic GICs represents the difference between the fair value of the Stable Value Pool investments and the resulting contract value of such investments (see Note 3). The crediting interest rates on these contracts are reset quarterly. The average yield and crediting interest rates of such synthetic GICs approximated 4.1% and 4.9% for 2004 and 2003, respectively.

The Conservative, Moderate, and Aggressive Life Strategy funds were valued in a manner consistent with those described above, as they represent a pre-established asset allocation of some of the other investment options of the Plan. Effective January 1, 2004, such fund options were replaced by the Vanguard® LifeStrategy® funds.

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description ("Handbook") dated April 3, 2000 and Plan newsletters (summary of material modifications) issued since this date, for more information on the Plan.

a. *Administration*—The Director, Payroll, Benefits, and Human Resources Information Systems, ("HRIS"), of PPG Industries, Inc. (the "Company" or "PPG") is responsible for the administration of the Plan (the "Administrator"). The Plan pays the fees associated with administering the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The Plan was converted to an ESOP on December 1, 1988 (see Note 4)

b. *Trustees of the Plan Assets*—Mellon Bank, N.A. ("Mellon") is the trustee of the unallocated ESOP shares held in the PPG Stock Fund as of December 31, 2004 and 2003. FMTC is the trustee for all other funds as of December 31, 2004 and 2003.

c. *Eligibility to Participate in the Plan*—The Plan is designed for U.S. salaried and hourly employees who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month which is coincident with or following his or her original hire date.

d. *Contributions*—Contributions under the Plan are made by both the participants and the Company. The participants' maximum contribution rate is 25% of eligible earnings. Catch-up contributions are permitted for eligible participants (catch-up contributions are not eligible for the Company match.) Employee contributions also include rollovers from other qualified plans. The amount of rollovers totaled $1.6 million and $1.3 million in 2004 and 2003, respectively.

   Company matching contributions are computed by multiplying each participants' monthly contribution or portion there of, as defined by the Plan, by a percentage based upon the Company's return on capital of the prior year. Such percentage ranges from a minimum of 50% to a maximum of 125%, and is applied to a maximum of 6% of eligible base earnings. The Company match percentage was 70% and 55% in 2004 and 2003, respectively. Certain participants are not eligible to receive matching contributions. Certain other participants are only eligible to receive 50% of the actual Company match.

e. *Participant Accounts*—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

f. *Vesting*—Participant contributions, Company match, and related earnings are vested immediately and become nonforfeitable.

g. *Payment of Benefits*—On termination of service due to retirement, long-term disability or voluntary or involuntary separation from service, a participant may elect how to receive payment of his or her account from several options including a total distribution, a partial lump-sum distribution or recurring payments. The benefit to which a participant is entitled is the participant's vested account balance.

   Payments to designated beneficiaries upon the death of the participant are paid as a lump-sum distribution within six months of the date the assets are transferred into the account of the designated beneficiary(ies). Such payments must be requested by the designated beneificiary(ies).

h. *Participant Loans*—All active participants, excluding (a) those with an account balance less than $2,100, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 days, may borrow from their account a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans requested on or after October 1, 1999 have a loan term of 12 to 56 months, and such loans requested prior to October 1, 1999 have a term of 12 to 60 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants' account balance and bear interest at a rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and are generally repaid by payroll deduction. A $50 loan processing fee is deducted from participant accounts for loans requested and confirmed on or after September 1, 2003.

   Deemed distributions represent loans to participants that are delinquent by more than 90 days thus are considered distributions. At December 31, 2004 and 2003, loans to participants have been reduced by delinquent loans which totaled approximately $2,538,000 and $2,473,000, respectively.

i. *Voting Rights*—Participants have voting rights for the shares of PPG common stock which are allocated to their accounts.

j. *Plan Changes*—Effective January 1, 2004, participant account balances were transferred from the Conservative, Moderate, and Aggressive Life Strategy Funds into three newly established investment options consisting of the Vanguard® LifeStrategy® Income Fund, Vanguard® LifeStrategy® Moderate Growth Fund, and the Vanguard® LifeStrategy® Growth Fund. The new Vanguard® LifeStrategy® Funds have similar investment objectives as the former Life Strategy Funds. The Vanguard® LifeStrategy® Funds offer participants the option to invest in a professionally managed, balanced investment portfolio through a single fund at lower investment management costs than the former Life Strategy funds. Each of these Vanguard® LifeStrategy® Funds invests in four other Vanguard® funds. The Conservative, Moderate, and Aggressive Life Strategy funds were terminated as a result of this transfer.

Additionally, effective January 1, 2004, the Plan added three additional funds that are available to participants as investment options. The funds include the BlackRock Core Bond Total Return Fund, the Vanguard® Small Capitalization Index Fund, and an International Equity Fund.

There are currently twelve investment options available to participants.

Also, effective January 1, 2004, confirmed loans and payments, which are withdrawn from a participants' account will be removed from a participants' account on a fund pro-ration basis instead of a fund depletion basis. As a result, the withdrawn monies will be allocated to each fund in proportion to the participants' total account balance.

3. STABLE VALUE POOL

In 2004, the Stable Value Fund had 100% of its investments in the Stable Value Pool. In 2003, the Stable Value Fund, the Conservative Life Strategy Fund, the Moderate Life Strategy Fund, and the Aggressive Life Strategy Fund had approximately 100%, 74%, 38%, and 15% of their investments in the Stable Value Pool. The types of securities included in the Stable Value Pool are as follows:

	2004	2003
At fair value:		
Money market funds	$ 24,804,802	$ 83,279,003
Foreign obligations	1,355,527	1,386,361
Yankee bonds	573,579	598,591
U.S. government obligations	237,793,747	169,604,530
Corporate bonds	167,964,110	177,618,409
Mortgage related securities	134,671,535	118,987,896
Asset backed securities	123,303,470	114,613,561
Fair value of securities	690,466,770	666,088,351
Fair value adjustment of synthetic investment contracts (see Note 1)	(10,201,253)	(23,152,019)
Contract value of Stable Value Pool	$680,265,517	$642,936,332

4. ESOP LOANS

The Plan and a former savings plan were converted to an ESOP on December 1, 1988. During the nine-month period ended September 30, 1989, the Plan borrowed $272 million from the Company and other lenders. The borrowings from other lenders are guaranteed by the Company. The proceeds from these borrowings were used to purchase approximately 12 million shares of PPG Common Stock from the Company and in the open market. Since 1990, the Plan has also borrowed from the Company $215 million to purchase approximately 5,375,000 shares of PPG Common Stock in the open market at various dates. The purchased shares initially represent an unallocated investment of the Plan which is allocated to individual participants' accounts as the Plan's loans are repaid. For the years ended December 31, 2004 and 2003, there were no additional borrowings and no additional shares were purchased. For the years ended December 31, 2004 and 2003, 472,285 shares and 884,352 shares, respectively, were transferred from the unallocated portion of the PPG Stock Fund to the allocated portion of the PPG Stock Fund. The Plan obtains funds to repay the loans primarily through dividends on the PPG common stock and Company contributions. As of December 31, 2004, the Plan has repaid approximately $441 million of these loans. Of the total debt outstanding at December 31, 2004, approximately $6 million was owed to the Company with a variable interest rate (5.25% and 4.0% at December 31, 2004 and 2003, respectively), $21 million bears a fixed interest rate which approximates 8.5% per annum, while the remaining borrowings bear interest at variable rates which approximated 2.1% and 1.06% per annum as of December 31, 2004 and 2003, respectively. The fixed and variable rate notes mature in 2009 and require annual principal payments from 2005 to 2008. Scheduled repayments of the ESOP loans outstanding at December 31, 2004 are as follows:

2005	$ 9,699,000
2006	10,002,000
2007	10,002,000
2008	15,904,951
Total	$45,607,951

The ESOP loans had fair values of approximately $48 million and $61 million at December 31, 2004 and 2003, respectively. The fair values of the ESOP loans were based upon quoted market prices of the same or similar instruments or based upon the rates available to the Company for instruments of the same remaining maturities.

5. NON-PARTICIPANT DIRECTED INVESTMENTS

All monies invested in the Plan, with the exception of the Company contributions, are participant directed. The Company contributions are shown separately in the financial statements as non-participant directed investments and are deposited directly into the PPG Stock Fund. The Plan allows for Company contributions to become participant directed at certain ages (25% at age 45, 50% at age 50, and 100% at age 55) and upon separation from service for any reason at any age. At December 31, 2004 and 2003, of the investments in the PPG Stock Fund that are non-participant directed, $456,204,410 and $460,127,360, respectively, could be considered participant directed based on the age guidelines noted above and $59,868,387 and $59,367,555, respectively, were held by separated from service participants under 55.

6. INVESTMENTS

The Plan's investments which exceeded 5% of net assets at December 31 are as follows:

Description of Investment	**2004**	**2003**
PPG Industries Common Stock *	$1,272,620,472	$1,330,271,644
Stable Value Pool	680,265,517	642,936,332
S&P 500 Index Common Collective Trust	211,119,709	226,735,867
Fidelity Growth Company Fund	-	144,341,770

* Includes $940,202,363 in 2004 and $972,694,012 in 2003 of non-participant directed investments.

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Common stock	$ 54,966,855	$284,832,970
Mutual funds	43,301,766	73,543,668
S&P 500 Index Common Collective Trust	20,826,458	43,550,959
Stable Value Pool	27,257,811	28,122,905
International Equity Pool	2,020,019	-
Net appreciation of investments	$148,372,909	$430,050,502

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all unallocated shares remaining after the settlement of the Plan's obligations will be allocated and the affected participants will receive all amounts credited to their accounts.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is made.

* * * * * *

SUPPLEMENTAL SCHEDULES

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
PPG Industries, Inc. common stock:			
*PPG Industries Common Stock-Allocated	17,134,353	$ 945,949,591	$ 1,167,877,500
*PPG Industries Common Stock-Unallocated	1,536,722	98,380,942	104,742,972
Mutual funds:			
*Fidelty Growth Company Fund	2,137,958		119,875,301
*Fidelty Growth & Income Fund	1,403,467		53,626,493
*Fidelity Contrafund	2,104,168		119,390,518
Vanguard® Small Capitalization Index Fund	1,147,758		30,805,835
Vanguard® LifeStrategy® Income Fund	2,521,114		34,110,671
Vanguard® LifeStrategy® Moderate Growth Fund	4,760,374		85,258,313
Vanguard® LifeStrategy® Growth Fund	2,352,684		47,147,796
Blackrock Core Bond Total Return Fund	910,238		8,893,025
Total Mutual funds			499,107,952
S&P 500 Index Common Collective Trust:			
*BGI S&P 500 Index Fund T	5,629,859		211,119,709
Stable Value Pool			
Bankers Trust Pyramid Directed Account Cash Fund	7,628,414		7,628,414
*Fidelity Inst Cash Portfolio: MM Fund Class I	17,176,388		17,176,388
ABFC 04-HE1 M2 1ML+115 1/34	225,000		225,160
ABN AMRO GLBL 7.25% 5/31/05	460,000		470,770
ABSHE 02-HE2 M2 1ML+113 8/32	100,000		100,542
ABSHE 02-HE3 2A 1ML+40 10/32	21,973		22,013
ABSHE 03-HE3 A2 1ML+35 6/33	87,238		87,385
ABSHE 03-HE3 M1 1ML+83 6/33	305,000		308,070
ABSHE 03-HE4 M2 1ML+200 8/33	730,000		746,113
ABSHE 03-HE5 A2B 4 8/33	214,877		212,856
ABSHE 03-HE6 M1 1ML+65 11/33	435,000		437,982
ABSHE 04-HE3 M1 1ML+54 6/34	150,000		150,145
ABSHE 04-HE3 M2 1ML+112 6/34	325,000		325,344
ABSHE 04-HE6 A2 1ML+36 6/34	410,998		411,228
ACCR 03-2 A1 4.23% 10/33	892,388		881,642
ACCR 03-3 A1 4.46% 12/33	867,852		862,901
ACCR 04-3 2A4 1ML+35 10/34	880,000		879,544
ACCR 04-3 2M3 1ML+112 10/34	200,000		201,781
ACCR 04-3 2M4 1ML+135 10/34	85,000		84,872
ACCR 04-4 A2D 1ML+35 1/35	506,052		506,325
ACCR 04-4 M2 1ML+105 1/35	175,000		175,118

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
ACCR 04-4 M3 1ML+125 1/35	75,000		$ 75,054
ACE 02-HE1 M1 1ML+65 6/32	270,000		271,512
ACE 02-HE2 M1 1ML+85 8/32	150,000		151,016
ACE 03-HE1 M1 1ML+65 11/33	235,000		236,627
ACE 03-HE1 M2 1ML+170 11/33	145,000		148,091
ACE 03-HS1 M1 1ML+75 6/33	100,000		100,590
ACE 03-HS1 M2 1ML+175 6/33	100,000		101,744
ACE 03-NC1 M1 1ML+78 7/33	200,000		201,992
ACE 04-FM1 M1 1ML+60 9/33	180,000		180,249
ACE 04-FM1 M2 1ML+125 8/33	705,000		712,914
AGFC SR MTN 2.75% 6/15/08	30,000		28,880
AGFC SR MTN 4.5% 11/15/07	2,350,000		2,407,782
AGFC SR MTN 4.625% 5/15/09	1,095,000		1,120,745
AGFC SR MTN 4.625% 9/01/10	1,955,000		1,985,508
AIG SUNAMERICA 5.1% 1/07 144A	915,000		964,706
ALLIANCE CAPTL 5.625% 8/15/06	2,000,000		2,109,462
ALLSTATE 2.5% 6/20/08	480,000		458,609
AMCAR 01-B A4 5.37% 6/08	2,208,104		2,243,506
AMCAR 01-C A4 5.01% 7/08	1,512,647		1,536,131
AMCAR 01-D A4 4.41% 11/08	431,212		436,397
AMCAR 03-BX A3 2.11% 8/07	395,000		394,390
AMCAR 03-CF A3 2.75% 10/07	610,000		609,625
AMCAR 03-CF A4 3.48% 5/10	985,000		988,305
AMCAR 04-1 A3 3.22% 7/08	430,000		429,702
AMCAR 04-1 B 3.7% 1/09	75,000		75,121
AMCAR 04-1 C 4.22% 7/09	75,000		75,512
AMCAR 04-CA A4 3.61% 5/11	285,000		285,046
AMCAR 04-DF A4 3.43% 7/11	775,000		764,911
AMER HOND MED 4.5% 5/26/09 144A	1,500,000		1,520,550
AMOCO CANADA YNK 6.75% 2/15/05	2,000,000		2,061,082
AMSI 02-4 M1 1ML+100 2/33	280,000		282,699
AMSI 02-AR1 M2 1ML+130 9/32	215,000		215,718
AMSI 03-3 M1 1ML+80 3/33	205,000		206,346
AMSI 03-6 M1 1ML+76 8/33	895,000		901,988
AMSI 03-7 M1 1ML+85 8/33	345,000		348,393
AMSI 03-AR2 M1 1ML+85 5/33	185,000		185,953
AMSI 04-R2 M1 1ML+43 4/34	125,000		125,072
AMSI 04-R2 M2 1ML+48 4/34	100,000		100,059
AMXCA 01-2 A 5.53% 10/08	1,088,000		1,120,980
ANZ 7.55% 9/15/06	350,000		379,914
ARC 02-BC1 M2 1ML+110 1/32	260,000		261,253

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
ARMT 04-1 9A2 1ML+40 1/34	734,163		$ 734,565
ARMT 04-2 7A3 1ML+40 2/35	659,658		661,791
ARMT 04-4 5A2 1ML+40 3/35	591,503		591,782
ARSI 03-W3 AV1B 1ML+45 9/33	98,737		99,037
ARSI 03-W3 AV2 1ML+40 9/33	96,366		96,555
ARSI 03-W9 M1 1ML+69 3/34	965,000		972,990
ARSI 04-W5 M1 1ML+60 4/34	390,000		390,748
ARSI 04-W7 M1 1ML+55 5/34	405,000		405,241
ARSI 04-W7 M2 1ML+60 5/34	325,000		325,196
ASSOCIATES CORP 6.875% 11/15/08	360,000		400,524
ASSOC-NA GLBL 6.25% 11/01/08	500,000		547,207
AXA FINL INC 7.75% 8/01/10	930,000		1,114,249
BACM 00-2 A2 7.1975% 9/32	395,000		447,808
BACM 04-2 A2 3.52% 11/38	1,500,000		1,476,451
BACM 04-2 XP CSTR 11/38	4,222,910		199,485
BACM 04-4 A3 4.128% 7/42	670,000		672,036
BACM 04-5 XP CSTR 11/41	9,600,000		303,600
BACM 04-6 XP CSTR 12/42	7,230,000		214,305
BANKAMER 4.25% 10/01/10	1,425,000		1,436,487
BANKAMER 7.8% 2/15/10 GLBL	245,000		292,130
BANKAMER CORP GBL 5.875% 2/15/09	1,760,000		1,928,535
BANKAMER GLBL 7.4% 1/15/11 DT	2,010,000		2,396,926
BAYC 04-1 A 1ML+36 4/34	650,860		649,229
BAYC 04-1 M-1 1ML+56 4/34	92,980		92,864
BAYC 04-1 M2 1ML+120 4/34	92,980		93,006
BAYC 04-3 A1 1ML+37 1/35	798,629		799,059
BAYC 04-3 A2 1ML+42 1/35	99,829		99,884
BAYC 04-3 M1 1ML+50 1/35	149,743		149,828
BAYC 04-3 M2 1ML+100 1/35	99,829		99,895
BAYV 03-F A 1ML+50 9/43	1,141,706		1,143,905
BAYV 04-A A 1ML+45 2/44	741,144		742,597
BCARD 5 A2 2.7% 8/08	1,500,000		1,486,830
BCARD 5 B 1ML+23 8/08	190,000		190,451
BCARD 6 B 1ML+19 2/09	105,000		105,195
BEAR 4% 1/31/08	395,000		404,568
BEAR STEARNS 3.25% 3/25/09	1,000,000		979,662
BELLSOUTH GLBL 4.2% 9/15/09 DT	830,000		842,626
BMWOT 04-A A3 2.67% 3/08	1,015,000		1,008,116
BOIT 02-A2 4.16% 1/08	3,000,000		3,021,431
BOIT 02-B1 B1 1ML+38 12/09	555,000		558,354
BOIT 04-A6 3.94% 4/16/12	2,085,000		2,087,461

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
BOIT 04-B2 B2 4.37% 4/12	1,250,000		$ 1,264,996
BONY INC 3.4/3ML+148 3/15/13	1,500,000		1,475,624
BONY INC 4.25% 3ML 9/4/12	705,000		717,577
BRITISH GBL 8.125/8.375% 12/10	3,020,000		3,637,836
BRITISH TEL 7.875% 12/15/05 DT	945,000		988,933
BSABS 04-BO1 M2 1ML+75 9/34	375,000		376,276
BSABS 04-BO1 M3 1ML+105 9/34	255,000		255,993
BSABS 04-BO1 M4 1ML+120 9/34	215,000		216,084
BSABS 04-BO1 M5 1ML+140 9/34	205,000		205,971
BSABS 04-FR3 M2 1ML+117 9/34	800,000		802,006
BSABS 04-HE9 M2 1ML+120 11/34	461,000		462,780
BSCMS 03-PWR2 A3 4.83% 5/39	500,000		512,918
BSCMS 04-ESA C 4.937% 5/16	195,000		199,837
BSCMS 04-ESA D 4.986% 5/16	140,000		143,583
BSCMS 04-ESA E 5.064% 5/16	435,000		445,092
BSCMS 04-ESA F 5.182% 5/16	105,000		107,437
BSCMS 04-PWR5 A2 4.254% 7/42	635,000		639,136
BSCMS 04-PWR5 X2 CSTR 7/42	5,410,000		251,272
BSCMS 04-PWR6 X2 CSTR 11/41	4,250,000		162,631
BSCMS 04-T16 X2 CSTR 2/46	3,470,000		152,972
CANADA MTGE&HSG 2.95% 6/02/08	1,105,000		1,087,123
CBASS 04-CB6 AV1 1ML+33 7/35	754,800		755,024
CCCIT 03-A6 A6 2.9% 5/10	480,000		469,109
CCCIT 04-A4 3.2% 8/09	1,275,000		1,277,264
CDC 04-HE2 M2 1ML+120 7/34	230,000		230,166
CDCMC 02-HE3 M1 1ML+110 3/33	239,999		245,296
CDCMC 03-HE1 M1 1ML+90 8/33	265,000		266,711
CDCMC 03-HE3 M1 1ML+70 11/33	284,999		287,781
CDCMC 03-HE3 M2 1ML+175 11/33	219,999		224,516
CGCMT 04-C2 XP CSTR 10/41	5,000,000		256,510
CHAMT 03-6 B 1ML+35 2/11	1,170,000		1,180,714
CHAMT 04-1 B 1ML+20 5/09	425,000		425,523
CHILE REP GLB 5.625% 7/23/07 DT	1,265,000		1,355,527
CHUBB CORP 3.95% 4/01/08	160,000		161,766
CIT GROUP INC 3.65% 11/23/07	1,000,000		1,004,951
CITIGROUP 5.75% 5/10/06	300,000		312,241
COAFT 01-B A4 4.88% 9/08	640,000		649,435
COAFT 02-A A3 4.03% 8/06	63,629		63,761
COAFT 02-A A4 4.79% 1/09	2,000,000		2,023,810
COAFT 02-B 2.71% 10/16	337,275		337,642
COAFT 03-A A3A 1.83% 10/07	787,818		784,284

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
COAFT 04-A A3 3.07% 7/08	1,070,000		$ 1,065,533
COAFT 04-B A3 2.96% 4/09	710,000		705,520
COMET 02-B1 B1 1ML+68 7/08	1,490,000		1,496,184
COMET 03-1B 1ML+117 2/09	955,000		967,978
COMET 03-2B 3.5% 2/09	790,000		791,617
COMET 03-A4 A4 3.65% 7/11	238,000		237,206
COMET 04-B5 B5 3.7% 5/10	2,500,000		2,503,759
COMET 04-B6 B6 4.155% 7/12	1,130,000		1,130,877
COMM 04-CNL B 1ML+40 9/14	195,000		195,423
COMM 04-CNL D 1ML+64 9/14	60,000		60,127
COMM 04-CNL E 1ML+70 9/14	80,000		80,225
COMM 04-CNL F 1ML+80 9/14	65,000		65,197
COMM 04-CNL X1 CSTR 9/14	10,915,000		304,365
COMM 04-HTL1 B 1ML+45 7/16	60,000		60,170
COMM 04-HTL1 D 1ML+55 7/16	140,000		140,265
COMM 04-HTL1 E 1ML+75 7/16	100,000		100,240
COMM 04-HTL1 F 1ML+80 7/16	105,000		105,298
COMM 04-LBN2 X2 CSTR 3/39	1,710,619		74,541
COMM 04-LNB4 XP CSTR 10/37	12,360,000		473,049
COMM 99-1 A2 6.455% 5/32	2,000,000		2,172,857
COMP SCI 3.5% 4/15/08	1,100,000		1,098,747
COMP SCI 7.375% 6/15/11	540,000		630,244
COMT 01-8A A 4.6% 8/09	790,000		807,742
COPAR 04-2 A3 3.06% 3/08	615,000		614,149
COSTCO WHL CRP 5.5% 3/15/07	720,000		760,260
COUNTRYWIDE MTN 3.25% 5/21/08	1,045,000		1,025,603
COUNTRYWIDE MTN 4% 3/22/11	390,000		383,472
COUNTRYWIDE MTN 4.125% 9/15/09	1,400,000		1,410,568
CSFB 01-CP4 A1 5.26% 12/35	1,837,615		1,888,590
CSFB 02-HE16 M2 1ML+150 10/32	75,000		76,286
CSFB 03-C4 A3 CSTR 8/36	660,000		672,697
CSFB 03-C5 A3 4.429% 12/36	1,140,000		1,147,061
CSFB 04-AR3 6A2 1ML+37 4/34	373,450		374,205
CSFB 04-AR4 5A2 1ML+37 5/34	325,585		325,589
CSFB 04-AR5 11A2 1ML+37 6/34	482,146		481,380
CSFB 04-AR6 9A2 1ML+37 10/34	598,223		598,889
CSFB 04-AR7 6A2 1ML+38 8/34	764,665		765,852
CSFB 04-AR8 8A2 1ML+38 9/34	764,211		765,843
CSFB 04-C1 A3 4.321% 1/37	520,000		518,740
CSFB 04-C1 ASP CSTR 1/37	8,420,000		344,083
CSFB 04-C3 ASP CSTR 7/36	13,995,000		449,303

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
CSFB 04-C4 ASP CSTR 10/39	4,585,000		$ 264,273
CSFB 04-FRE1 A2 1ML+35 4/34	618,252		618,596
CSFB 97-C2 A2 6.52% 1/35	315,394		325,197
CSFB 99-C1 A2 7.29% 9/41	1,730,000		1,949,149
CTCDO 04-1A A2 1ML+45 7/39	305,000		305,291
CTCDO 04-1A B 1ML+75 7/39	160,000		160,169
CTCDO 04-1A C 1ML+110 7/39	205,000		205,240
CWHL 02-25 2A1 5.5% 11/17	484,844		490,058
CWHL 02-32 2A3 5% 1/18	148,081		151,065
CWL 00-2 MV2 1ML+90 6/31	180,991		181,298
CWL 02-5 MV1 1ML+100 3/33	75,000		75,788
CWL 04-2 M1 1ML+50 5/34	525,000		525,307
CWL 04-3 M1 1ML+50 6/34	150,000		150,240
DAIMBZNA 7.4% 1/20/05	170,000		175,938
DAIMLER CHRYSLR 4.75% 1/15/08	1,495,000		1,559,666
DCMT 00-9 A 6.35% 7/08	2,935,000		3,118,346
DCX 6.4% 5/15/06	1,725,000		1,808,613
DEERE JOHN CAP 3.9% 1/15/08 DT	600,000		615,053
DEERE JOHN CAP 4.125% 7/15/05	500,000		512,905
DLJCM 98-CF1 A1B 6.41% 2/31	2,000,000		2,146,817
DLJCM 98-CG1 A1B 6.41% 6/31	2,360,000		2,545,259
DLJCM 99-CG1 A1B 6.46% 3/32	1,165,000		1,269,962
DLJCM 99-CG2 A1B 7.3% 6/32	370,000		418,382
DLJCM 99-G3 A1A 7.12% 10/32	775,364		825,267
DONNELLEY RR 3.75% 4/1/09	1,945,000		1,937,660
DUKE ENERGY 3.75% 3/05/08	650,000		657,118
EKSPORTFINANS A 5.75% 6/6/06GLB	1,010,000		1,049,195
ENCANA CORP 4.6% 8/15/09	370,000		383,904
FCCMT 02-C A 2.75% 4/08	775,000		774,375
FFCB 3.25% 6/15/07	300,000		299,663
FFML 04-FF2 M3 1ML+55 3/34	50,000		50,030
FFML 04-FF2 M4 1ML+90 3/34	25,000		25,017
FFML 04-FF2 M6 1ML+125 3/34	50,000		50,088
FFML 04-FF3 M2 1ML+114 5/34	465,000		465,336
FHASI 04-FL1 2A1 6ML+30 12/34	735,000		735,126
FHLB 2.5% 4/11/06	4,405,000		4,401,951
FHLB 2.875% 8/15/06	1,815,000		1,827,645
FHLB 3.875% 8/22/08-05	1,500,000		1,523,064
FHLG 15YR 4.00% 1/20 #TBA	6,000,000		5,857,500
FHLG 6.50% 9/24 #G00320	345,167		365,466
FHLG 7.00% 12/26 #D76563	1,059		1,134

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FHLG 7.75% 7/09 #A01599	99,289		$ 104,478
FHLG 8.00% 9/11 #A01606	130,874		137,471
FHLM 4.25% 7/15/09	435,000		453,192
FHLM 9.00% 9/05 #850105	448		464
FHLM ARM 4.985% 8/33 #782926	100,000		102,711
FHLMC 2.75% 10/15/06	5,080,000		5,069,305
FHLMC 3.625% 9/15/08	3,602,000		3,641,686
FHLMC 4.375% 2/04/10-05	860,000		876,268
FHLMC GLBL 2.875% 12/15/06	7,077,000		7,036,391
FHLT 04-1 M2 1ML+50 2/34	100,000		100,059
FHLT 04-C M1 1ML+65 8/34	520,000		522,393
FHLT 04-D M4 1ML+95 11/34	145,000		145,037
FHLT 04-D M5 1ML+100 11/34	120,000		119,332
FHLT 04-D M6 1ML+120 11/34	135,000		134,584
FHR 1604 I 6 11/08	1,442,089		1,491,988
FHR 1611 I 6 2/23	488,689		492,817
FHR 1708 D 6 7/08	38,935		39,156
FHR 2292 QT 6.5% 5/30	159,096		161,347
FHR 2347 PV 6.5% 5/12	1,187,516		1,250,661
FHR 2355 CD 6.5% 6/30	18,979		19,089
FHR 2435 GD 6.5% 2/30	195,057		196,675
FHR 2445 BD 6.5% 6/30	11,766		11,818
FHR 2473 JB 5.5% 2/29	110,683		111,250
FHR 2498 PD 5.5% 2/16	435,000		448,304
FHR 2590 NT 5% 4/16	545,000		561,442
FIRST U NATL GLBL 7.8% 8/18/10	350,000		421,148
FLTBOSFI 3.85% 2/15/08	1,250,000		1,273,979
FMIC 03-1 M1 1ML+68 11/33	200,000		202,047
FMIC 03-1 M2 1ML+175 11/33	100,000		102,652
FMIC 04-1 M2 1ML+110 1/35	400,000		403,135
FNMA 10.00% 11/18 #303975	130,994		146,520
FNMA 15YR 5.50% 9/14 #545728	909,317		946,518
FNMA 15YR 6.00% 1/15 #594280	319,137		336,612
FNMA 15YR 6.00% 1/17 #545404	88,972		93,735
FNMA 15YR 6.00% 1/18 #680906	496,304		522,844
FNMA 15YR 6.00% 2/15 #535454	352,022		371,421
FNMA 15YR 6.00% 3/14 #492151	134,241		141,591
FNMA 15YR 6.00% 3/18 #681410	206,031		217,049
FNMA 15YR 6.00% 3/18 #685464	127,691		134,519
FNMA 15YR 6.00% 4/13 #424922	317,885		335,403
FNMA 15YR 6.00% 4/14 #483994	14,151		14,926

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FNMA 15YR 6.00% 4/14 #484850	7,172		$ 7,566
FNMA 15YR 6.00% 5/14 #455379	9,410		9,926
FNMA 15YR 6.00% 6/13 #432373	9,492		10,016
FNMA 15YR 6.00% 6/14 #498787	6,742		7,112
FNMA 15YR 6.00% 6/14 #499974	343,149		361,939
FNMA 15YR 6.00% 10/08 #242787	321,801		336,729
FNMA 15YR 6.00% 10/17 #665871	18,121		19,091
FNMA 15YR 6.00% 10/17 #667172	245,694		258,833
FNMA 15YR 6.00% 11/08 #248526	16,202		16,954
FNMA 15YR 6.00% 11/15 #535683	349,733		368,883
FNMA 15YR 6.00% 12/08 #233997	4,279		4,478
FNMA 15YR 6.50% 3/15 #522315	84,104		89,709
FNMA 15YR 6.50% 5/13 #415776	174,101		185,729
FNMA 15YR 6.50% 7/14 #252640	2,055,860		2,192,859
FNMA 15YR 6.50% 10/13 #323321	772,787		824,400
FNMA 15YR 6.50% 12/18 #747888	92,773		98,896
FNMA 15YR 7.00% 1/17 #545505	58,721		62,602
FNMA 15YR 7.00% 1/17 #626726	289,533		308,650
FNMA 15YR 7.00% 2/12 #313302	443,159		472,457
FNMA 15YR 7.00% 2/17 #625320	151,090		161,067
FNMA 15YR 7.00% 3/15 #535200	287,043		306,000
FNMA 15YR 7.00% 4/17 #636135	18,476		19,697
FNMA 15YR 7.00% 6/17 #640185	40,070		42,716
FNMA 15YR 7.00% 7/10 #303403	368,126		388,586
FNMA 15YR 7.00% 7/11 #354828	40,359		43,027
FNMA 15YR 7.00% 9/14 #511943	24,190		25,788
FNMA 15YR 7.00% 11/05 #328631	13,168		13,371
FNMA 15YR 7.00% 11/09 #351629	793,537		834,782
FNMA 15YR 7.00% 12/11 #313224	179,227		191,076
FNMA 15YR 7.00% 12/15 #535631	139,942		149,190
FNMA 3.125% 7/15/06	1,200,000		1,216,864
FNMA 3.41% 8/30/07-05	1,315,000		1,325,511
FNMA 3.7% 11/01/07-05	785,000		790,320
FNMA 7.00% 2/29 #323542	57,121		61,009
FNMA 7.00% 9/27 #251190	5,127		5,477
FNMA 9.25% 12/16 #124474	59,470		63,310
FNMA ARM 3.827% 12/34 #781580	25,000		25,055
FNMA ARM 3.836% 6/33 #723760	102,129		102,209
FNMA ARM 3.878% 6/33 #723633	566,272		569,129
FNMA ARM 3.939% 10/34 #781549	171,803		173,031
FNMA ARM 3.975% 11/34 #781809	240,307		241,398

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
FNMA ARM 4.021% 12/34 #773212	125,000		$ 125,743
FNMA ARM 4.025% 1/35 #781871	225,000		227,583
FNMA ARM 4.037% 12/34 #802854	74,474		75,094
FNMA ARM 4.048% 1/35 #806711	100,000		100,727
FNMA ARM 4.072% 12/34 #806640	225,000		226,758
FNMA ARM 4.105% 1/35 #806520	225,000		224,143
FNMA ARM 4.17% 11/34 #806720	224,985		226,204
FNMA ARM 4.324% 12/34 #802660	74,998		76,215
FNMA ARM 4.549% 8/34 #796985	303,317		310,441
FNMA FHAL 10% 3/16 #002499	67,917		74,967
FNMA FHAL 11.00% 12/15 #008217	63,897		70,458
FNMA PL 10.00% 4/20 #149168	83,169		93,103
FNMA PL 10.50% 8/20 #149167	47,354		54,382
FNR 01-15 VA 6% 6/10	6,390		6,411
FNR 01-53 OH 6.5% 6/30	9,349		9,387
FNR 02-18 PE 5.5% 6/16	2,120,000		2,203,285
FNR 02-52 PA 6% 4/31	140,298		142,461
FNR 88-15 A 9% 6/18	34,062		37,067
FNR 90-84 Y 9% 7/20	106,098		116,819
FNR 93-129 H 6.5% 8/08	271,118		281,821
FNR 93-225 OH 6.3% 10/22	82,199		82,565
FNR 93-231 M 6% 12/08	1,747,594		1,792,813
FNR 94-36 H 6.375% 1/23	81,158		81,460
FNS F 2 11.5% 5/09	58,252		63,987
FORD MTR CR GLB 6.5% 1/25/07 DT	3,745,000		3,999,712
FORDMTRCR GLB 6.875% 2/1/06 DT	740,000		783,546
FORDO 03-B B1 2.85% 10/07	747,000		739,166
FPL GROUP 3.25% 4/11/06	390,000		393,025
FPL GROUP 7.375% 6/01/09	570,000		648,336
FPL GROUP CAP 1.875% 3/30/05	1,455,000		1,459,470
FRANKLIN RESOUR 3.7% 4/15/08	1,750,000		1,759,536
FULB 97-C2 A3 6.65% 11/29	1,228,898		1,314,524
GCCFC 03-C1 A2 3.285% 7/35	1,065,000		1,034,166
GCCFC 04-GG1 A4 4.755% 6/36	925,000		949,245
GE CAP CP MTN 7.5% 6/15/09	1,100,000		1,258,406
GECAPMTN 5% 6/15/07	2,070,000		2,144,395
GECMC 04-C2 A2 4.119% 3/40	505,000		504,095
GECMC 04-C3 A2 4.433% 7/39	865,000		879,143
GEN ELEC CAP 3.75% 12/15/09	1,315,000		1,302,648
GGPMP 01-C1A A2 5.007% 11/11	593,393		608,786
GMAC 5.625% 5/15/09	750,000		755,418

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
GMAC 6.125% 9/15/06 GLBL	1,565,000		$ 1,632,636
GMAC 6.75% 1/15/06	2,015,000		2,129,866
GMAC GLBL 6.125% 2/1/07	150,000		157,860
GMACC 00-C1 A2 7.724% 3/33	1,500,000		1,725,736
GMACC 04-C3 X2 CSTR 12/41	6,710,000		234,425
GMACC 97-C2 A3 6.566% 4/29	579,993		620,339
GMACC 99-C1 A2 6.175% 5/33	1,320,000		1,429,546
GNMA 7.25% 4/06 #780487	8,888		9,132
GNR 02-35 C CSTR 10/23	175,000		187,927
GNR 02-37 C 5.878% 6/24	1,200,000		1,292,287
GNR 02-9 B 5.881% 3/24	490,000		522,065
GNR 03-36 C 4.2545% 2/31	740,000		739,529
GOLDMAN SACHS 4.125% 1/15/08	1,560,000		1,609,279
GPMH 01-1 IA 1ML+34 4/32	503,561		502,229
GRAN 04-1 1B 3ML+21 3/44	160,000		160,221
GRAN 04-1 1M 3ML+41 3/44 DT	210,000		210,599
GRAN 04-2 1B 3ML+17 6/44	120,000		120,098
GRAN 04-2 1M 3ML+28 6/44	225,000		225,122
GRAN 04-3 1B 3ML+16 9/44	200,000		200,218
GRAN 04-3 1M 3ML+27 9/44	100,000		100,093
GSAMP 02-HE M1 1ML+125 11/32	375,000		385,248
GSAMP 03-HE2 M1 1ML+65 8/33	355,000		357,129
GSAMP 04-AHL M2 1ML+115 8/34	250,000		250,174
GSAMP 04-FM1 M1 1ML+65 11/33	320,000		320,197
GSAMP 04-FM1 M2 1ML+140 11/33	220,000		222,675
GSAMP 04-FM2 M1 1ML+50 1/34	250,000		250,146
GSAMP 04-FM2 M2 1ML+110 1/34	100,000		100,070
GSAMP 04-FM2 M3 1ML+130 1/34	100,000		100,074
GSAMP 04-HE1 M1 1ML+55 5/34	400,000		400,238
GSAMP 04-HE1 M2 1ML+115 5/34	150,000		148,943
GSAMP 04-HE1 M3 1ML+140 5/34	100,000		99,311
GSMS 01-LIBA A2 6.615% 2/16	390,000		431,036
GSMS 03-C1 A2A 3.59% 1/40	885,000		883,530
GSMS 04-C1 A1 3.659% 10/28	1,092,441		1,083,216
GSMS 04-C1 X2 CSTR 10/28	6,475,000		231,239
HANCOCK JHN GLB 3.75% 9/30/08	1,000,000		1,000,514
HANCOCK JOHN GLB 3.5% 1/30/09	1,165,000		1,155,901
HARTFORD FINL S 2.375% 6/01/06	305,000		300,028
HARTFORD FINL SV 4.7% 9/01/07	367,000		380,064
HAT 02-2 A3 2.85% 3/07	335,156		335,841
HAT 02-3 A3A 2.75% 6/07	374,052		374,364

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
HAT 03-1 A3 1.73% 12/07	1,462,773		$ 1,454,104
HAT 04-1 A3 3.3% 5/09	925,000		923,652
HAT 04-1 A4 3.93% 7/11	560,000		560,487
HEAT 02-4 M2 1ML+205 3/33	175,000		177,751
HEAT 03-3 A2 1ML+36 8/33	274,278		274,563
HEAT 03-4 M1 1ML+80 10/33	440,000		444,557
HEAT 03-5 M1 1ML+70 12/33	405,000		408,520
HEAT 03-5 M2 1ML+173 12/33	170,000		174,145
HEAT 03-8 M1 1ML+72 4/34	465,000		468,747
HEAT 04-1 M1 1ML+63 6/34	345,000		347,740
HEAT 04-1 M2 1ML+120 6/34	345,000		347,416
HEAT 04-3 M1 1ML+57 8/34	200,000		200,120
HEAT 04-3 M2 1ML+120 8/34	215,000		215,155
HEAT 04-3 M3 1ML+145 8/34	100,000		100,077
HEAT 04-4 A2 1ML+32 10/34	214,273		214,637
HEAT 04-7 A3 1ML+39 1/35	413,354		414,102
HEWLETT 6.5% 7/01/12	730,000		841,232
HFCHC 03-1 M 1ML+63 10/32	146,075		146,521
HFCHC 03-2 M 1ML+58 9/33	244,085		245,078
HFCHC 04-1 M 1ML+52 9/33	416,843		417,252
HFP 7 2M 3ML+80 7/40	250,000		253,623
HFP 8 1B 3ML+13 7/40	200,000		200,891
HFP 8 2B 3ML+17 7/40 DT	265,000		266,535
HLHMC 03-HC2 1ML+60 6/20/2103	501,551		502,448
HMLHC 03-HC1 1ML+65 2/33	343,003		344,983
HMLHC 04-HC1 A 1ML+35 2/34	203,564		203,658
HMLHC 04-HC1 M 1ML+50 2/34	515,142		515,763
HMPT 99-HMTA D 7.97% 8/15	200,000		227,843
HOUSEHOLD FIN C 4.125% 12/15/08	1,440,000		1,448,529
HOUSEHOLD FIN CO 4.75% 5/15/09	1,040,000		1,072,756
HOUSEHOLD GBL 5.875% 2/1/09 DT	355,000		388,039
HOUSEHOLD INTL 8.875% 2/15/08	1,225,000		1,310,657
HOUSEHOLD MTN 4.125% 11/16/09	1,510,000		1,508,456
HPLCC 02-1 A 5.5% 1/11	2,500,000		2,606,544
HPLCC 02-3 B 1ML 9/09	765,000		772,004
HUTCHISON WH 5.45% 11/24/10 144	900,000		937,153
HUTCHISON WINT 7% 2/16/11 144A	400,000		457,363
IMM 04-6 1A2 7/26/04	475,926		475,661
IMM 04-9 M3 1ML+70 1/35	345,879		346,414
IMM 04-9 M4 1ML+105 1/35	177,881		178,309
IMM 09-4 M2 1ML+65 1/35	469,408		471,011

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
INTL LEASE FIN 4.75% 7/01/09	800,000		$ 837,392
JOHN HANCOCK 6.5% 3/01/11	685,000		773,466
JP MORGAN CHASE 5.25% 5/30/07	3,000,000		3,132,345
JP MORGAN CHASE 5.625% 8/15/06	1,910,000		2,019,331
JPMC 99-C7 A2 6.507% 10/35	180,000		196,233
JPMC 99-C8 A2 7.4% 7/31	990,000		1,112,960
JPMCC 04-CB8 A2 3.837% 1/39	1,255,000		1,223,324
JPMCC 04-CB9 A2 CSTR 6/41	500,000		519,814
JPMCC 04-CBX X2 CSTR 1/37	17,440,000		692,062
KEY 00-C1 A1 7.617% 5/32	585,482		604,467
KEYSPAN CORP 7.625% 11/15/10	730,000		864,151
KOREA DEV BANK 3.875% 3/02/09	700,000		699,892
KRAFT FOODS GLBL 5.25% 6/1/07	2,180,000		2,267,750
LBCMT 99-C1 A2 6.78% 6/31	2,000,000		2,214,622
LBMLT 04-2 M2 1ML+108 6/34	275,000		276,613
LBUBS 00-C3 A2 7.95% 1/10	925,000		1,078,075
LBUBS 00-C5 A2 6.51% 12/26	445,000		494,380
LBUBS 01-C3 A1 6.058% 6/20	1,285,763		1,361,959
LBUBS 03-C3 A2 3.086% 5/27	765,000		747,015
LBUBS 03-C5 A2 3.478% 7/27	1,195,000		1,178,474
LBUBS 03-C7 A3 CSTR 9/27	960,000		971,104
LBUBS 04-C2 A3 3.973% 3/29	700,000		679,595
LBUBS 04-C6 A2 4.187% 8/29	670,000		674,525
LBUBS 04-C6 XCP CSTR 8/36	7,560,000		255,681
LEGG MASON INC 6.75% 7/02/08	380,000		426,588
LEHMAN BROS HLD GLBL 7% 2/1/08	2,645,000		2,967,042
MALT 04-3 3A1 6% 4/34	179,053		184,202
MANUFTRS & TRDR 3.85% 4/01/13	590,000		589,510
MARM 04-11 1A4 1ML+49 11/34	241,690		242,205
MARM 04-11 2A2 1ML+44 11/34	277,050		277,465
MARSH & ILSLEY 3.95% 8/14/09	770,000		778,323
MARSH & MCL GLB 5.375% 3/15/07	323,000		334,572
MARSHALL & ISLY 4.375% 8/01/09	795,000		816,463
MBNAS 03-B2 B2 1ML+39 10/10	150,000		151,179
MBNAS 03-B3 B3 1ML+37.5 1/11	810,000		814,321
MBNAS 03-B5 B5 1ML+37 2/11	1,190,000		1,200,603
MCFI 98-MC2 A2 6.423% 6/30	1,961,178		2,104,573
MERRILL LYN MTN 4.125% 1/15/09	680,000		696,679
MERRILL LYNCH 6.56% 12/16/07	2,920,000		3,164,814
MERRILL LYNCH CO 5% 1/15/15	550,000		550,824
METLIFE INC 3.911% 5/15/05	1,275,000		1,287,061

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
METLIFE INC 5.375% 12/15/12	395,000		$ 410,556
METLIFE INC 6.125% 12/01/11	1,210,000		1,321,178
MLCC 03-A 2A2 6ML+41 3/28	298,753		299,409
MLCC 03-F A2 6ML+34 9/29	1,250,609		1,245,436
MLCC 04-A A2 6ML+25 4/29	1,492,191		1,484,616
MLCC 04-B A2 6ML+27 6/29	1,228,656		1,226,926
MLCC 04-C A2 6M+30 7/29	1,256,329		1,254,849
MLCC 04-D A2 6ML+36 9/29	865,320		864,545
MLCC 04-G A2 6ML+30 11/29	570,000		570,095
MLMI 03-OPT1 M1 1ML+65 7/34	625,000		629,439
MLMI 04-FM1 M2 1ML+115 1/35	150,000		151,533
MLMT 04-BPC1 XP CSTR 9/41	15,365,000		714,445
MLMT 04-KEY2 A2 4.166% 8/39	1,195,000		1,194,713
MLMT 04-MKB1 A2 4.353% 2/42	1,000,000		1,013,050
MMLT 04-1 M1 1ML+50 7/34	200,000		200,117
MMLT 04-1 M2 1ML+55 7/34	25,000		25,015
MMLT 04-1 M3 1ML+95 7/34	75,000		75,051
MMLT 04-1 M4 1ML+110 7/34	50,000		50,035
MONUMENT GLBAL 4.375% 7/09 144A	1,545,000		1,581,348
MORGAN JP & CO 6.25% 1/15/09	1,030,000		1,140,529
MORGAN STANLEY 3.875% 1/15/09	1,555,000		1,574,141
MORGAN STANLEY 4% 1/15/10	2,760,000		2,743,674
MORGAN STANLEY 4.75% 4/01/14	550,000		542,456
MORGAN STANLEY 6.1% 4/15/06	100,000		104,834
MSAC 02-HE3 M1 1ML+110 12/32	205,000		208,235
MSAC 02-NC6 M2 1ML+210 11/32	295,000		304,368
MSAC 03-HE1 M1 1ML+80 6/33	505,000		510,450
MSAC 03-HE1 M2 1ML 6/33	150,000		152,223
MSAC 03-NC10 M1 1ML+68 10/33	670,000		675,515
MSAC 03-NC5 M2 1ML+200 4/33	275,000		280,317
MSAC 03-NC6 M1 1ML+80 6/33	365,000		369,364
MSAC 03-NC7 M1 1ML+70 6/33	220,000		221,135
MSAC 03-NC7 M2 1ML+185 6/33	125,000		127,235
MSAC 03-NC8 M1 1ML+70 9/33	300,000		302,100
MSAC 04-NC2 M2 1ML+120 12/33	910,000		910,655
MSAC 04-NC6 A2 1ML+34 7/34	371,908		371,681
MSC 03-IQ5 A3 4.71% 4/38	730,000		743,693
MSC 04-HQ3 A2 4.05% 1/41	535,000		532,819
MSC 04-HQ4 X2 CSTR 4/40	6,590,000		173,534
MSC 98-HF2 A1 6.01% 11/30	309,986		314,960
MSC 98-HF2 A2 6.48% 11/30	2,235,000		2,417,913

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
MSC 98-WF2 A2 6.54% 7/30	595,000		$ 642,546
MSC 99-WF1 A2 6.21% 11/31	1,040,000		1,121,874
MSDWC 01-NC1 M2 1ML+107 10/31	100,000		100,375
MSDWC 01-NC3 M2 1ML+150 10/31	540,000		544,176
MSDWC 01-NC4 M2 1ML+165 1/32	210,000		213,168
MSDWC 02-HE1 M1 1ML+60 7/32	340,000		342,448
MSDWC 02-HE2 M2 1ML+125 8/32	175,000		176,140
MSDWC 02-NC3 M1 1ML+72 8/32	165,000		166,747
MSDWC 02-NC4 M2 1ML+160 9/32	125,000		126,337
MSDWC 02-NC5 M3 1ML+180 10/32	115,000		117,451
MSDWC 02-OP1 M1 1ML+75 9/32	190,000		191,670
MSDWC 03-NC1 M1 1ML+105 11/32	250,000		252,827
MSDWC 03-NC1 M2 1ML+205 11/32	205,000		207,731
MSDWC 03-NC2 M2 1ML+200 2/33	330,000		337,882
MSSTR 04-1 1A1 CSTR 8/17	885,426		924,680
MSTDW 3.625% 4/01/08	595,000		597,137
NALT 03-A A3B 2.57% 6/09	1,500,000		1,492,851
NALT 04-A A3 2.9% 8/07	1,165,000		1,157,229
NALT 04-A A4B 3.18% 6/10	290,000		287,519
NAROT 02-C A3 2.6% 8/15/06	347,089		347,376
NAROT 04-C A3 2.85% 10/07	240,000		238,604
NATL CTY BK 3.3% 5/15/07	480,000		481,280
NATL RURAL MTN 3.24% 7/22/07	870,000		870,421
NAT-RURAL GLBL 5.75% 8/28/09	480,000		522,366
NAVOT 04-B A3 3.13% 5/09	540,000		536,858
NCHET 03-6 M1 1ML+72 1/34	635,000		639,194
NCSLT 04-2 AIO 9.75% 10/14	890,000		489,968
NHEL 03-2 M-1 1ML+75 9/33	240,000		242,431
NHEL 04-1 M1 1ML+45 6/34	150,000		150,221
NLFC 98-2 A1 6.001% 8/30	1,522,872		1,545,061
NY LIFE GLBL MTN 3.875% 1/15/09	335,000		339,154
ONYX 02-C A3 3.29% 9/06	29,371		29,418
ONYX 02-D A3 2.47% 12/06	169,048		169,159
ONYX 03-C A4 2.66% 5/10	2,400,000		2,367,119
ONYX 03-D A3 2.4% 12/07	915,000		912,515
ONYX 04-A A2 1.52% 11/06	499,852		498,720
ONYX 04-C A3 2.94% 11/08	365,000		363,583
PCCMT 00-1 A 6.7% 10/09	3,000,000		3,100,179
PERMA 4 1B 3ML+14 6/42	200,000		200,292
PERMA 4 1M 3ML+23 6/42	160,000		160,236
PERMA 4 2M 3ML+33 6/42	165,000		165,543

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
PERMA 5 1B 3ML+14 6/42	390,000		$ 390,620
PERMA 5 2B 3ML+18 6/42	435,000		435,974
PHILIP MORRIS 7% 7/15/05	1,710,000		1,791,680
PHILLIPS PETE GLB 8.75% 5/25/10	1,235,000		1,517,967
PNCFUND 5.75% 8/1/06	1,925,000		2,042,432
PPSI 04-WCW1 M1 1ML+63 9/34	305,000		305,278
PPSI 04-WCW1 M2 1ML+68 9/34	185,000		185,184
PPSI 04-WCW1 M3 1ML+125 9/34	350,000		350,379
PPSI 04-WHQ2 A3E 1ML+42 2/35	1,068,923		1,069,513
PPSIN 04-MHQ1 A 2.487% 12/34	396,706		396,870
PPSIN 04-MHQ1 B 3.474% 12/34	210,000		210,122
PRICOA GLOB FUND 4.35% 6/15/08	1,965,000		1,998,070
PRIME PROP FNDG 5.6% 6/15/11	515,000		535,754
PRINC LIFE 2.8% 6/26/08 144A	1,000,000		973,880
PRINC LIFE MTN 3.625% 4/30/08	1,500,000		1,502,728
PRUDENTIAL FIN 4.104% 11/15/06	621,000		631,058
PRUDENTIAL MTN 3.75% 5/01/08	700,000		700,401
PSI ENERGY INC 6.65% 6/15/06	370,000		387,127
PSSF 98-C1 A1B 6.506% 7/08	2,000,000		2,156,432
QUEBEC PROV GLB 5% 7/17/09	2,500,000		2,668,372
QUEBEC PROV GLB 5.75% 2/15/09DT	580,000		633,946
QUEBEC YANK 6.5% 1/17/06	540,000		573,580
RABOBANK CAP II 5.26% PERP 144A	2,015,000		2,050,537
RAMP 03-RZ2 A1 3.6% 4/33	543,969		543,654
RAMP 03-SL1 3A1 7.125% 4/31	796,416		825,814
RAMP 04-RS6 MII2 1ML+130 6/34	250,000		250,185
RAMP 04-SL2 A1I 6.5% 10/16	190,448		196,659
RASC 04-KS10 M2 1ML+115 11/34	370,000		368,554
REED ELSEVIER C 6.125% 8/01/06	1,077,000		1,144,137
ROYAL KPN NV YANK 8% 10/01/10	1,400,000		1,680,475
SASC 04-GEL1 A 1ML+36 2/34	143,340		143,420
SBC COMM GLBL 4.125% 9/15/09	2,640,000		2,652,727
SBC COMM GLBL 6.25% 3/15/11	465,000		518,746
SBM7 00-C1 A2 7.52% 12/09	1,100,000		1,256,877
SBM7 00-C3 A2 6.592% 12/33	1,000,000		1,110,651
SBM7 02-KEY2 A2 4.467% 3/36	1,300,000		1,315,590
SBM7 03-HE1 A 1ML+40 4/33	262,844		263,376
SCAMT 99-1 A 5.65% 3/09	625,000		627,240
SEMT 03-5 A2 6ML+33 9/33	894,127		892,630
SEMT 03-6 A2 6ML+33 11/33	837,855		837,185
SEMT 04-1 A 6ML+30 2/34	940,262		938,332

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
SEMT 04-2 A 6ML+27 3/34	623,091		$ 620,366
SEMT 04-3 A 6ML+25 5/34	932,555		925,909
SEMT 04-6 A3A 6ML+29.75 6/35	1,036,982		1,037,858
SLM CORP 3.5% 9/30/06	1,500,000		1,515,265
SLM CORP 4% 1/15/09	670,000		682,034
SLM CORP MTN 3.625% 3/17/08	500,000		502,836
SLMA 03-A A2 3ML+44 9/20	1,315,000		1,334,715
SLMA 04-A A2 3ML+20 3/20	655,000		659,212
SLMA 04-A B 3ML+58 6/33	200,000		202,806
SOUTHER CO CAP 5.3% 2/01/07	1,080,000		1,153,124
SOUTHTRUST CORP 5.8% 6/15/14	525,000		557,308
SOUTHWEST 01-1A2 5.496% 11/1/06	1,500,000		1,558,348
ST PAUL COS 5.75% 3/15/07	345,000		364,774
ST PAUL COS 7.875% 4/15/05	365,000		375,982
SWESTERN PUB SVCS 5.125% 11/06	1,025,000		1,061,417
TAROT 02-A A3 2.62% 2/07	487,326		487,863
TELEFONICA GLBL 7.35% 9/15/05	465,000		488,823
TELEFONICA GLBL 7.75% 9/15/10	790,000		944,453
TEXAS EAST 5.25% 7/15/07	145,000		153,486
TEXTRON FINL 2.75% 6/01/06	520,000		514,946
TMTS 03-8HE A 1ML+47 12/34	470,328		470,883
TMTS 04-1HE A 1ML+51 2/35	449,680		451,305
TRAVELERS PPTY 3.75% 3/15/08	630,000		630,798
UNION PLANTERS 5.125% 6/15/07	555,000		579,239
US BANCORP MTN 3.95% 8/23/07	575,000		588,601
US BANK NA 3.9% 8/15/08	1,465,000		1,492,032
USA ED INC MTN 5.625% 4/10/07	1,210,000		1,277,167
USAOT 02-1 A3 10/06	129,936		129,990
USAOT 03-1 A-3 1.58% 6/15/07	1,396,452		1,387,468
USTB 10.375% 11/15/12 C07	3,357,000		4,047,657
USTN 2.5% 5/31/06	29,731,000		29,643,669
USTN 2.75% 7/31/06	66,232,000		66,779,484
USTN 3.125% 5/15/07	27,840,000		27,938,814
USTN 4% 6/15/09	78,826,000		80,446,611
VAELEC 5.75% 3/31/06	2,225,000		2,322,873
VERIZON GLBL 7.25% 12/1/10	2,585,000		2,977,219
VERIZON NEW YOR 6.875% 4/01/12	385,000		438,772
VERIZON WRLSS 5.375% 12/15/06	775,000		804,601
VWALT 04-A A3 2.84% 7/07	1,230,000		1,221,216
WALMART 4.125% 2/15/11	1,460,000		1,487,991
WAMMS 03-MS9 2A1 7.5% 12/33	189,302		198,188

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
WAMMS 04-RA2 2A 7% 7/33	320,231		$ 330,298
WASH MUTUAL INC 4% 1/15/09	1,750,000		1,777,034
WASH MUTUAL INC 4.375% 1/15/08	1,740,000		1,802,234
WBCMT 03-C6 A2 4.498% 8/35	860,000		875,462
WBCMT 03-C8 A3 4.445% 11/35	1,500,000		1,511,682
WBCMT 04-C14 A2 4.368% 8/41	890,000		900,331
WBCMT 04-C15 XP CSTR 10/41	22,060,000		1,062,251
WELLS FARGO & CO 4% 9/10/12	460,000		466,581
WELLS FARGO 4.2% 1/15/10	2,225,000		2,240,532
WESTFIELD 4.375% 11/15/10 144A	885,000		881,665
WESTO 02-1 A3A 4.15% 12/06	7,719		7,758
WESTO 02-2 A3 3.81% 2/07	190,940		192,291
WESTO 04-3 A4 3.93% 2/12	2,000,000		2,009,472
WESTO 04-4 A4 3.44% 5/12	1,230,000		1,226,562
WFMBS 03-14 1A1 4.75% 12/18	949,586		954,236
WISC ENERGY 5.875% 4/01/06	909,000		952,727
WOART 04-A A4 3.96% 7/11	1,035,000		1,043,100
XL CAP LTD 5.25% 9/15/14	770,000		786,028
Fair Value adjustment of synthetic investment contracts with Trustee as follows:			
Peoples Security Life Insurance Company (1 contract)			(2,550,273)
CDC Financial Products, Inc. (1 contract)			(2,550,439)
Union Bank of Switzerland (1 contract)			(2,550,264)
Chase Manhattan Bank (1 contract)			(2,550,277)
Total Stable Value Pool			680,265,517
International Equity Pool:			
The Boston Company International Pooled Fund	255,455		6,730,583
Capital Guardian International Equity Fund	177,959		5,949,158
*FMTC Select International Portfolio	83,769		7,773,784
Total International Equity Pool			20,453,525
Money market funds:			
*Fidelity Inst Cash Portfolio: MM Fund Class I	14,765,612		14,765,612

(Continued)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue Description of Investment	Number of Shares or Principal Amount	Cost**	Current Value
Interest bearing cash:			
Bankers Trust Interest bearing cash	702,958		$ 702,958
Loans to participants:			
Loans to participants with interest rates ranging from 5.0% to 11.5%, maturing through 2034	46,447,320		46,447,320
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$ 2,745,483,065

* Party-in-interest.
** Cost information is not required for participant-directed investments, and therefore, is not included.

(Concluded)

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2004
SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF 5% OF THE CURRENT PLAN ASSETS **ITEM 27D**

Identity of Party Involved	Description of the Asset	Purchase Price	Selling Price	Expenses Incurred With Transactior	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
*Fidelity Management Trust Company	PPG Industries, Inc. Common Stock	$ -	$ 180,613,109	$54,794	$ 158,245,958	$ 180,613,109	$22,312,357

* Party-in-interest.

PPG INDUSTRIES
EMPLOYEE SAVINGS PLAN

INDEX TO EXHIBITS

EXHIBIT		Sequential Page Reference
23	Consent of Independent Registered Public Accounting Firm	Page 37 of 37

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13605 of PPG Industries, Inc. on Form S-8 of our report dated June 22, 2005, appearing in this Annual Report on Form 11-K of the PPG Industries Employee Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2005